                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

         CHANGES OF DIRECTORS, CORPORATE AUDITOR AND EXECUTIVE OFFICERS
         --------------------------------------------------------------

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 4, 2005

Commission File Number 09929


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)


             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004  JAPAN
             --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  [X]     Form 40-F  [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]    No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 4, 2005

                                            MITSUI & CO., LTD.


                                            By: /s/ Tasuku Kondo
                                                --------------------------------
                                                Name:  Tasuku Kondo
                                                Title: Executive Director
                                                       Executive Vice President
                                                       Chief Financial Officer

                                                                   March 4, 2005

                                                              Mitsui & Co., Ltd.

News Release

To whom it may concern


         Changes of Directors, Corporate Auditor and Executive Officers

This is to inform you that changes of Directors, Corporate Auditors and Executive Officers were resolved at the meeting of the Board of Directors held on February 25, 2005. The details are as follows:

1. CHANGES OF EXECUTIVE OFFICERS;

1)  Promoted Executive Officers: Effective April 1, 2005

          Name                             New                               Present
          ----                             ---                               -------
   Tetsuya Matsuoka              Executive Vice President           Senior Executive Managing Officer

   Masataka Suzuki               Executive Vice President           Senior Executive Managing Officer

   Hiroshi Tada                  Senior Executive Managing          Executive Managing Officer;
                                 Officer                            Chairman for the Americas

   Yasunori Yokote               Senior Executive Managing          Executive Managing Officer;
                                 Officer;                           Chief Compliance Officer
                                 Chief Compliance Officer

   Kazuya Imai                   Senior Executive Managing          Executive Managing Officer;
                                 Officer;                           General Manager, Internal Auditing
                                 Chief Financial Officer            Division

   Toshihiro Soejima             Senior Executive Managing          Executive Managing Officer;
                                 Officer;                           Chief Representative in China
                                 Chief Representative in China

   Takao Sunami                  Executive Managing Officer;        Managing Officer;
                                 Chief Operating Officer,           General Manager, Fukuoka Office
                                 Machinery Business Unit

   Junichi Matsumoto             Executive Managing Officer;        Managing Officer;
                                 Chief Operating Officer,           Chief Operating Officer,
                                 Transportation Logistics           Transportation Logistics Business Unit
                                 Business Unit

          Name                             New                               Present
          ----                             ---                               -------
   Shunichi Miyazaki             Executive Managing Officer;        Managing Officer;
                                 General Manager, Internal          General Manager, Consumer Products
                                 Auditing Division                  & Services Administrative Division

   Hiroshi Ito                   Executive Managing Officer;        Managing Officer;
                                 Chief Operating Officer,           Chief Operating Officer, Consumer
                                 Consumer Service Business Unit     Service Business Unit



2) Newly appointed Executive Officers: Effective April 1, 2005

          Name                             New                                 Present
          ----                             ---                                 -------
   Kiyotaka Watanabe             Managing Officer;                    President,
                                 Chief Operating Officer, Iron &      MITSUI & CO. (CANADA) LTD.
                                 Steel Products Business Unit

   Masaaki Fujita                Managing Officer;                    Deputy Chief Operating Officer,
                                 Deputy Chief Operating Officer,      Foods & Retail Business Unit
                                 Foods & Retail Business Unit

   Junichi Mizonoue              Managing Officer;                    General Manager, Specialty
                                 Chief Operating Officer, Organic     Chemicals Division
                                 Chemicals Business Unit

   Takao Omae                    Managing Officer                     President,
                                 President,                           MITSUI BRASILEIRA
                                 MITSUI BRASILEIRA                    IMP. E EXP. S.A.
                                 IMP. E EXP. S.A.

   Norinao Iio                   Managing Officer;                    General Manager,
                                 Chief Operating Officer,             Energy Administrative
                                 Energy Business Unit                 Division

   Osamu Koyama                  Managing Officer                     S.V.P. & General Manager,
                                 E.V.P. & General Manager,            MITSUI & CO. (U.S.A.), INC.
                                 MITSUI & CO. (U.S.A.), INC.

3) Related Personnel Changes for Executive Officers: Effective April 1, 2005

          Name                             New                                 Present
          ----                             ---                                 -------
   Motokazu Yoshida              Executive Managing                    Executive Managing Officer;
                                 Officer;                              Chief Operating Officer, Machinery
                                 Chairman for the Americas             Business Unit


   Satoru Miura                  Executive Managing                    Executive Managing Officer;
                                 Officer;                              Chief Operating Officer,
                                 General Manager,                      Iron & Steel Products
                                 Nagoya Office                         Business Unit

   Toshimasa Furukawa            Managing Officer;                     Managing Officer;
                                 Chief Operating Officer,              General Manager, Machinery,
                                 Power, Transportation &               Electronics & Information
                                 Plant Projects Business Unit          Administrative Division

   Masaaki Murakami              Managing Officer;                     Managing Officer;
                                 President                             General Manager, Chemical
                                 MITSUI & CO. (CANADA) Ltd.            Administrative Division

4) Retiring Executive Officers: Effective March 31, 2005

          Name                            New                            Present
          ----                            ---                            -------
   Tasuku Kondo                        Director                      Executive Vice President;
                                                                     Chief Financial Officer

   Katsuto Momii                       Director                      Executive Vice President


   Jun Moriyama                        Retiree                       Executive Managing Officer;
                                                                     General Manager, Nagoya Office

   Yoshiyuki Kagawa                    Retiree                       Executive Managing Officer;
                                                                     Chief Operating Officer,
                                                                     Energy Business Unit

   Kenji Dewa                          Retiree                       Executive Managing Officer;
                                                                     Chief Operating Officer,
                                                                     Organic Chemicals Business Unit

   Michio Matsuda                      Retiree                       Executive Managing Officer;
                                                                     Chief Operating Officer, Power,
                                                                     Transportation & Plant Projects
                                                                     Business Unit

   Hirokazu Mizukami                   Retiree                       Managing Officer;
                                                                     Deputy Chief Operating Officer,
                                                                     Foods & Retail Business Unit

   Kazuo Tasaka                        Retiree                       Managing Officer;
                                                                     Deputy Chief Operating Officer,
                                                                     Iron & Steel Raw Materials and
                                                                     Non-Ferrous Metals Business Unit

2. NEWLY APPOINTED DIRECTORS/RETIRING DIRECTORS; JUNE, 2005

1) Newly appointed Directors*

          Name                            New                      Present (Effective April 1, 2005)
          ----                            ---                      ---------------------------------
   Hiroshi Tada                 Director, Senior Executive         Senior Executive Managing Officer
                                Managing Officer

   Kazuya Imai                  Director, Senior Executive         Senior Executive Managing Officer
                                Managing Officer


2) Retiring Directors**

         Name                             New                      Present (Effective April 1, 2005)
         ----                             ---                      ---------------------------------
   Tasuku Kondo                 Retiree                            Director

   Katsuto Momii                Counselor                          Director

Please note that:

* appointment of Directors are subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2005; and

** retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders held in June, 2005.

3. NEWLY APPOINTED CORPORATE AUDITORS/RETIRING OF CORPORATE AUDITORS

1)  Newly appointed Corporate Auditor*

         Name                             New                     Present (Effective April 1, 2005)
         ----                             ---                     ---------------------------------
   Tasuku Kondo                 Corporate Auditor                 Director


2) Retiring Corporate Auditor**

         Name                       New                               Present
         ----                       ---                               -------
   Makoto Ejima                 Counselor                        Corporate Auditor



Please note that:

* appointment of Corporate Auditor is subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2005; and

** retiring of Corporate Auditor will be effective on the close of the upcoming General Meeting of Shareholders held in June, 2005.


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


                                        FOR FURTHER INFORMATION, PLEASE CONTACT
                                        MITSUI & CO., LTD.

                                           Corporate Communications Division
                                                 Tel: +81-3-3285-7564

                                             Investor Relations Division
                                                 Tel: +81-3-3285-7910

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